Exhibit 99.1

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

As of June 30, 2016

ASSETS:
Current assets:
Cash and cash equivalents	218,630
Short-term investments	3,611
Accounts receivable, net	8,903
Prepaid concession fees	10,708
Amount due from related parties	3,057
Other current assets	27,781
Deferred tax assets - current	35

Total current assets	272,725

Prepaid equipment costs	22,146
Property and equipment, net	43,681
Amounts due from related parties - non-current	7,523
Long-term deposits	5,784
Deferred tax assets - non-current	4,107
Long-term investments	90,168
Acquired intangible assets, net	2,012
Other non-current assets	9,730

Total assets	457,876

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable	27,172
Accrued expenses and other current liabilities	4,419
Deferred revenue	1,589
Income tax payable	24,891
Amounts due to related parties	9,227

Total current liabilities	67,298

Other non-current liabilities	873
Deferred tax liability - non-current	72
Provision for earout commitment	24,602

Total liabilities	92,845

Equity
Ordinary shares	128
Additional paid-in capital	322,317
Treasury stock	(1,942)
Statutory reserves	26,273
Accumulated deficits	(5,064)
Accumulated other comprehensive income	13,443

Total AirMedia Group Inc.’s shareholders’ equity	355,155

Noncontrolling interests	9,876

Total equity	365,031

Total liabilities and equity	457,876

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

Six Months Ended
June 30, 2016

Revenues	7,540
Business tax and other sales tax	(37)

Net revenues	7,503
Cost of revenues	19,590

Gross profit	(12,087)
Operating expenses:
Selling and marketing *	5,335
General and administrative *	20,925

Total operating expenses	26,260

Loss from operations	(38,347)
Interest income, net	309
Other income, net	2,580

Loss before income taxes	(35,458)
Income tax (expenses)/benefits	960

Net loss before net income of equity method investments	(34,498)
Net (loss)/income of equity method investments	3

Net loss	(34,495)

Less: Net loss attributable to noncontrolling interests	(5,873)

Net loss attributable to AirMedia Group Inc.’s shareholders	(28,622)

Net loss attributable to AirMedia Group Inc.’s shareholders per ordinary share

Basic	(0.23)
Diluted	(0.23)

Net loss attributable to AirMedia Group Inc.’s shareholders per ADS

Basic	(0.46)
Diluted	(0.46)
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - basic	124,997,627
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - diluted	124,997,627
* Share-based compensation charges included are as follow:
Selling and marketing	—
General and administrative	579